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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 4
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

IOMEGA CORPORATION
(Name of Subject Company (Issuer))

Emerge Merger Corporation
and
EMC Corporation
(Names of Filing Persons (Offerors))

Common Stock, par value $0.03-1/3 per share
(Title of Class of Securities)

462030305
(CUSIP Number of Class of Securities)

Paul T. Dacier, Esq.
EMC Corporation
176 South Street
Hopkinton, Massachusetts 01748
(508) 435-1000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

        Copy to:
Alan B. Kalin, Esq.
Bingham McCutchen LLP
1900 University Avenue
East Palo Alto, California, 94303
(650) 849-4400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$228,179,140	$8,968

*
For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 59,267,309 shares of common stock, par value $0.03-1/3 per share, of Iomega Corporation outstanding on a fully diluted basis, consisting of: (a) 54,769,820 shares of common stock issued and outstanding, and (b) 4,497,489 shares of common stock subject to issuance upon the exercise of outstanding stock options, and (ii) the tender offer price of $3.85 per Share.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.00003930, and was previously paid in connection with the initial filing of the Schedule TO on April 24, 2008.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable Form or Registration No.: Not applicable	Filing Party: Not applicable Date Filed: Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 4 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, Amendment No. 1 to Schedule TO, Amendment No. 2 to Schedule TO and Amendment No. 3 to Schedule TO (as amended, the "Schedule TO") filed by Emerge Merger Corporation and EMC Corporation with the Securities and Exchange Commission on April 24, 2008, April 25, 2008, May 13, 2008 and May 22, 2008, respectively. The Schedule TO relates to the offer by Emerge Merger Corporation, a Delaware corporation ("Purchaser") and a direct wholly owned subsidiary of EMC Corporation, a Massachusetts corporation ("EMC"), to purchase all outstanding shares of common stock, par value $0.03-1/3 per share (the "Shares"), of Iomega Corporation, a Delaware corporation ("Iomega"), at a price of $3.85 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 24, 2008 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which were annexed to and previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Schedule TO was filed on behalf of Purchaser and EMC.

        Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO. All of the information set forth in the Offer to Purchase and the other exhibits to the Schedule TO are incorporated by reference herein in response to all the items of this Amendment. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 4. Terms of the Transaction.

        Section 1 of the Offer to Purchase entitled "Terms of the Offer" is hereby amended and supplemented by adding the following text thereto:

        "On June 2, 2008, EMC announced that it had extended the Expiration Date of the Offer to 5:00 p.m., Boston, Massachusetts time, on Friday, June 6, 2008. As a result, stockholders of Iomega may tender or withdraw their Shares until 5:00 p.m., Boston, Massachusetts time, on Friday, June 6, 2008, unless the Offer is further extended. The Depositary has advised EMC and Purchaser that, as of 5:00 p.m. on May 30, 2008, a total of 44,984,469 Shares had been validly tendered and not withdrawn from the Offer, representing approximately 82% of the outstanding Shares."

        The press release issued by EMC announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(d).

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(d)	Text of press release issued by EMC, dated June 2, 2008, announcing the extension of the expiration date of the Offer.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMC Corporation
By:	/s/ PAUL T. DACIER Name: Paul T. Dacier Title: Executive Vice President and General Counsel
Emerge Merger Corporation
By:	/s/ PAUL T. DACIER Name: Paul T. Dacier Title: President

Dated: June 2, 2008

EXHIBIT INDEX

(a)(1)(A)†	Offer to Purchase, dated April 24, 2008*
(a)(1)(B)†	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*
(a)(1)(C)†	Form of Notice of Guaranteed Delivery*
(a)(1)(D)†	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)†	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)†	Text of press release issued by EMC and Iomega, dated April 8, 2008 (incorporated by reference to Schedule TO filed by EMC and Purchaser with the Securities and Exchange Commission on April 8, 2008)
(a)(1)(G)†	Form of summary advertisement, published April 24, 2008
(a)(5)(a)†	Text of press release issued by EMC and Iomega, dated April 25, 2008, announcing the commencement of the Offer
(a)(5)(b)†	Complaint filed on May 8, 2008 in the Superior Court of the State of California, County of Vista—North County
(a)(5)(c)†	Text of press release issued by EMC, dated May 22, 2008, announcing the extension of the expiration date of the Offer
(a)(5)(d)	Text of press release issued by EMC, dated June 2, 2008, announcing the extension of the expiration date of the Offer
(b)	Not applicable
(d)(1)†
Agreement and Plan of Merger, dated as of April 8, 2008, by and among EMC, Purchaser and Iomega (incorporated by reference to Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 9, 2008)
(d)(2)†	Confidentiality Agreement, dated as of March 19, 2008, by and between EMC and Iomega
(d)(3)†
Form of Tender and Voting Agreement, dated as of April 8, 2008, by and between Purchaser and each of Jonathan Huberman, Stephen David, Reynolds Bish, Preston Romm, Thomas Kampfer, John Nolan, Daniel Maurer and Margaret Hardin
(d)(4)†	Letter Agreement, dated April 8, 2008, by and between EMC and Jonathan S. Huberman
(d)(5)†	Letter Agreement, dated April 8, 2008, by and between EMC and Thomas D. Kampfer
(d)(6)†	Form of Non-Competition Agreement, dated as of April 8, 2008, by and between EMC, Iomega and each of Jonathan S. Huberman and Thomas D. Kampfer
(g)	Not applicable
(h)	Not applicable

*
Documents mailed to Iomega stockholders.

†
Previously filed on the Schedule TO

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SIGNATURE
EXHIBIT INDEX